The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated April 10, 2012
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Contingent Coupon Barrier Notes due April 29, 2016
Linked to the S&P 500® Index

•
The notes are designed for investors who seek fixed contingent payments equal to the Contingent Coupon (as defined below) if the closing level of the S&P 500® Index (the “Index”) is equal to or greater than the Coupon Barrier (as defined below) on each semi-annual Observation Date.  At maturity, investors will lose 1% of their principal amount for each 1% that the level of the Index decreases, if that decrease as of the final Observation Date exceeds 20% of its level on the pricing date.

•	An investor in the notes may lose the entire principal amount of the notes at maturity.

•
The notes will pay a Contingent Coupon on each semi-annual Coupon Payment Date equal to 3% of the principal amount ($30 per $1,000 in principal amount) if the closing level of the Index on the applicable Observation Date is equal to or greater than the Coupon Barrier (which is equal to 80% of the Initial Level). Accordingly, the maximum return on the notes will be 6% per annum, or $240 per $1,000 in principal amount.  However, if the closing level of the Index is less than the Coupon Barrier on an Observation Date, the notes will not pay the Contingent Coupon for that Observation Date.

•
On the final Observation Date, if the Final Level of the Index is less than 80% of its level on the pricing date, investors will lose 1% of their principal amount for each 1% that the Final Level decreases from the Initial Level.

•	Except for the applicable Contingent Coupon, if payable, the payment on the notes at maturity will not exceed the principal amount.

•	The Contingent Coupon payments and the payment at maturity, if any, are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on April 25, 2012, and the notes are expected to settle on or about April 30, 2012.

•	The notes are scheduled to mature on April 29, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366Q5T0.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page P-5 of this pricing supplement, and “Risk Factors” beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1)In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Index:	S&P® 500 Index (Bloomberg symbol: SPX). See the section below entitled “The Index” for additional information about the Index.

Contingent Coupon:
The notes will pay a Contingent Coupon on each semi-annual Coupon Payment Date equal to 3% of the principal amount ($30 per $1,000 in principal amount) if the closing level of the Index is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, if the closing level of the Index is less than the Coupon Barrier on any Observation Date, we will not pay you the Contingent Coupon on the corresponding Coupon Payment Date.

The Contingent Coupon payments on the notes are not guaranteed. We will not pay you the Contingent Coupon for any Observation Date on which the closing level of the Index is less than the Coupon Barrier.

Payment at Maturity:
We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Level of the Index, determined on the final Observation Date, and calculated as follows:

• If the Final Level is greater than or equal to the Trigger Level on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•     If the Final Level is less than the Trigger Level on the final Observation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the level of the Index from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Index Return)

Index Return:	The Index Return will be calculated as follows (and expressed as a percentage): Final Level – Initial Level Initial Level

Initial Level:	The closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final Observation Date.

Coupon Barrier and Trigger Level:	A level of the Index equal to 80% of the Initial Level. The actual Coupon Barrier and Trigger Level will be set forth in the final pricing supplement relating to the notes.

Pricing Date:	On or about April 25, 2012

Settlement Date:	On or about April 30, 2012, as determined on the pricing date.

Maturity Date:	On or about April 29, 2016, as determined on the pricing date.

Expected Observation	Observation Date:	Coupon Payment Date:
Dates and Coupon	October 26, 2012	October 31, 2012
Payment Dates:	April 25, 2013	April 30, 2013
	October 28, 2013	October 31, 2013
	April 25, 2014	April 30, 2014
	October 28, 2014	October 31, 2014
	April 27, 2015	April 30, 2015
	October 27, 2015	October 30, 2015
	April 26, 2016*	April 29, 2016

* This is the final Observation Date, on which the Final Level will be determined.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, Observation Dates, Coupon Payment Dates and the maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•      Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

           Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Examples of the Hypothetical Payment at Maturity

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario of increases or decreases in the level of the Index. The following hypothetical examples illustrate (a) the payment you would receive on the maturity date, if any, and (b) the Contingent Coupons that you would receive, if you purchased $1,000 in principal amount of the notes.  These examples assume a hypothetical Initial Level of 1,000, and a hypothetical Coupon Barrier and Trigger Level of 800.

Example 1: The closing level of the Index is equal to or greater than the Coupon Barrier on each Observation Date during the term of the notes and the Final Level is greater than the Trigger Level on the final Observation Date.

In this hypothetical scenario, the Index closed at or above the Coupon Barrier on each Observation Date, so you would be entitled to receive the Contingent Coupon on each Coupon Payment Date. The Final Level was above the Trigger Level on the final Observation Date, so you would receive a payment at maturity equal to the principal amount, subject to our credit risk.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes:

Observation Date	Closing Level of the Index	Contingent Coupon Payment	Payment at Maturity
1	944.00	$30.00	-
2	1,037.00	$30.00	-
3	828.00	$30.00	-
4	818.00	$30.00	-
5	906.00	$30.00	-
6	946.00	$30.00	-
7	897.00	$30.00	-
8	900.00	$30.00	$1,000.00

TOTAL		$240.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $240 over the term of the notes, for a total payment of $1,240.

Example 2: The Index closes below the Coupon Barrier on the fourth Observation Date, resulting in no Contingent Coupon being paid on the corresponding Coupon Payment Date. The Final Level is below the Initial Level but slightly above the Trigger Level on the final Observation Date.

In this hypothetical scenario, you would receive a coupon on each Coupon Payment Date except for the fourth Coupon Payment Date, which was not paid because the Index closed below the Coupon Barrier on the fourth Observation Date. The Final Level was lower than the Initial Level but above than the Trigger Level on the final Observation Date.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes.

Observation Date	Closing Level of the Index	Contingent Coupon Payment	Payment at Maturity
1	1,005.00	$30.00	-
2	908.00	$30.00	-
3	825.00	$30.00	-
4	760.00	-	-
5	835.00	$30.00	-
6	970.00	$30.00	-
7	904.00	$30.00	-
8	830.00	$30.00	$1,000.00

TOTAL		$210.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $210 over the term of the notes, for a total payment of $1,210.

Example 3: The Index declines significantly over the term of the notes. The closing level is equal to or greater than the Coupon Barrier on the first and fifth Observation Dates only and below the Coupon Barrier on all other Observation Dates. The Final Level was below the Trigger Level on the final Observation Date.

In this hypothetical scenario, you would receive only two Contingent Coupons (on the first and fifth Coupon Payment Dates), as the Index closed at or above the Coupon Barrier on these Observation Dates. As the Final Level was below the Trigger Level on the final Observation Date, you will receive a payment at maturity equal to the principal amount reduced by the actual Index Return (which will be negative by an amount equal to the decline in the Index).

The following chart summarizes the payments per $1,000 in principal amount of the notes:

Observation Date	Closing Level of the Index	Contingent Coupon Payment	Payment at Maturity
1	908.00	$30.00	-
2	746.00	-	-
3	754.00	-	-
4	792.00	-	-
5	834.00	$30.00	-
6	798.00	-	-
7	760.00	-	-
8	600.00	-	$600.0

TOTAL		$60.00	$600.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $600, together with Contingent Coupons totaling $60 over the term of the notes, for a total payment of $660.

RISK FACTORS

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement.  The notes are a riskier investment than ordinary debt securities.  You should carefully consider whether the notes are suited to your particular circumstances.

Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. The return on the notes at maturity will depend on whether the Final Level is less than the Trigger Level. If the Final Level is less than the Trigger Level on the final Observation Date, you will lose 1% (or a fraction thereof) of the principal amount for every 1% (or a fraction thereof) decrease in the level of the Index below the Initial Level. Accordingly, you may lose the entire principal amount of your notes.

You may not receive any Contingent Coupons with respect to your notes. We will not necessarily make periodic coupon payments on the notes. If the closing level of the Index on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing level of the Index is less than the Coupon Barrier on each of the Observation Dates, we will not pay you any Contingent Coupons during the term of the notes, and you will not receive a positive return on the notes.  This non-payment of the Contingent Coupon on the final Observation Date will coincide with a greater risk of principal loss on the notes.  Accordingly, if we do not pay the Contingent Coupon on the maturity date, you will incur a loss of principal, because the Final Level will be less than the Trigger Level.

Your potential return on the notes is limited. The return on the notes is limited to the pre-specified Contingent Coupon rate, regardless of any increase in the level of the Index.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the securities included in the Index. In addition, the total return on the notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity.

The potential contingent repayment of principal represented by the Trigger Level applies only at maturity. You should be willing to hold the notes until maturity to potentially benefit from the Trigger Level. If you are able to sell the notes in any secondary market prior to maturity, you may have to sell them for a loss relative to your principal amount, even if the level of the Index is at or above the Trigger Level.

Your yield may be less than the yield on a conventional debt security of comparable maturity.  The yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  You may not receive Contingent Coupons on some or all of the Coupon Payment Dates, and the Payment at Maturity may be less than the principal amount of the notes.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors such as inflation that affect the time value of money.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the notes.  The notes are our senior unsecured debt securities.  As a result, your receipt of any Contingent Coupons and the payment at maturity are each dependent upon our ability to repay our obligations at that time.  This will be the case even if the level of the Index exceeds the Coupon Barrier on any Observation Date.  No assurance can be given as to what our financial condition will be at any time during the term of the notes.

You must rely on your own evaluation of the merits of an investment linked to the Index.  In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the Index.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Index.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Index at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Index from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

The inclusion of the underwriting commission and hedging profits, if any, in the original public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. (“BMOCM”) may be willing to purchase the notes in secondary market transactions (if BMOCM makes a market in the notes) may be lower than the initial public offering price.  The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution.  The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction such as dealer discounts, mark-ups and other transaction costs.  In addition, any such prices may differ from values determined by pricing models used by BMOCM.

The notes may not have an active trading market.  Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The determination of the payments on the notes will not take into account all developments in the level of the Index.  Changes in the level of the Index during the periods between each Observation Date will not be reflected in the determination as to whether the Contingent Coupon is payable to you on any Coupon Payment Date, or the calculation of the amount payable, if any, at maturity of the notes. The calculation agent will determine whether the Contingent Coupon is payable to you on any Coupon Payment Date by observing only the closing level of the Index on each applicable Observation Date. The calculation agent will calculate the Payment at Maturity by comparing only the closing level of the Index on the final Observation Date relative to the Initial Level. No other levels will be taken into account. As a result, you may lose some or all of your principal amount even if the level of the Index has risen at certain times during the term of the notes before falling to a closing level below the Trigger Level on the final Observation Date.

If the level of the Index changes, the market value of your notes may not change in the same manner.  Your notes may trade quite differently from the performance of the Index.  Changes in the level of the Index may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “—If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes” below.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.  Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity.  If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them.  At that time, there may be an illiquid market for your notes or no market at all.  Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below.  Some of these factors are interrelated in complex ways.  As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•
The level of the Index is expected to affect the market value of the notes.  We expect that the market value of the notes will depend to a significant extent on the level of the Index, and expectations of the future levels of the Index.  In general, the value of the notes will decrease when the level of the Index decreases.  However, even if the level of the Index increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the original public offering price.

•
Changes in the levels of interest rates may affect the market value of the notes.  Changes in prevailing levels of market interest rates may have an adverse impact on the market value of the notes.  The level of interest rates in the United States may also affect the U.S. economy and, in turn, the level of the Index.  Changes in prevailing interest rates may decrease the level of the Index. This, in turn, may decrease the market value of the notes.

•
Volatility of the Index.  Volatility is the term used to describe the size and frequency of market fluctuations.  During recent periods, the Index has had periods of volatility, and this volatility may vary during the term of the notes.  In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes.  Increases or decreases in the volatility of the Index may have an adverse impact on the market value of the notes.

•
Dividend yields.  In general, if dividend yields on the securities included in the Index increase, we anticipate that the market value of the notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of the notes will increase.  However, a decrease in the dividend yields of these securities may not result in increases in the level of the Index.

•
Economic and other conditions generally.  The payments on the notes will depend on the level of the Index.  This level may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events.  These factors interrelate in complex ways, and may affect the level of the Index in a way that adversely affects the market value of your notes.

•
Time to maturity.  We anticipate that the notes may have a market value that may be different from that which would be expected based on the levels of the Index.  This difference will reflect a time premium due to expectations concerning the level of the Index before the maturity date.

Our trading and hedging activities may create conflicts of interest with you.  We and our affiliates expect to engage in trading activities related to the Index that may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. We or our affiliates may recognize a profit from these transactions, regardless of the amount of interest that you receive on the notes. These trading activities could influence the level of the Index and, therefore, the market value of the notes or whether any Contingent Coupons are paid.

Our hedging activities may affect your return and the market value of the notes.  As described under the heading “Use of Proceeds and Hedging,” we will enter into hedging transactions with respect to our obligations under the notes.  One or more of our hedging counterparties, including BMOCM, may hedge their exposure under our hedging transactions by purchasing or selling positions in over-the-counter options, futures or other instruments linked to the Index.  Although we have no reason to believe that any of those activities will have a material impact on the level of the Index, we cannot assure you that these activities will not affect the level of the Index and, therefore, the market value of the notes or the amount of any interest payment.

There may be potential conflicts of interest involving the calculation agent.  We have the right to appoint and remove the calculation agent.  Our subsidiary, BMOCM, will be the calculation agent for the notes and, as such, will determine the level of the Index on each Observation Date, whether or not each Contingent Coupon is payable, and the Payment at Maturity.  Under some circumstances, these duties could result in a conflict of interest between BMOCM’s status as our subsidiary and its responsibilities as calculation agent.  These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred, or in connection with judgments that it would be required to make if publication of the Index is discontinued.  See the sections entitled “Specific Terms of the Notes—Market Disruption Events” and “—Discontinuance of the Index.”  The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment.  However, because we expect to control the calculation agent, potential conflicts of interest could arise.

Certain considerations for insurance companies and employee benefit plans.  Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the employee retirement income security act of 1974, as amended, which we call “ERISA,” or the internal revenue code of 1986, as amended, including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the internal revenue code or any substantially similar prohibition in light of the representations a purchase or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “ERISA Considerations” below.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the Contingent Coupons is uncertain, we intend to take the position that such Contingent Coupons constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

A 30% U.S. federal withholding tax will be withheld on Contingent Coupons paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Index

Standard & Poor’s Financial Services LLC (“S&P”) may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.  S&P can add, delete, or substitute the component stocks included in the Index or make other methodological changes that could change its level.  The changing of the companies included in the Index may affect it, as a newly added component may perform significantly better or worse than the component it replaces.  Additionally, S&P may alter, discontinue, or suspend calculation or dissemination of the Index.  Any of these actions could adversely affect the value of the notes.  S&P will have no obligation to consider your interests in calculating or revising the Index or its components.  Any of these actions could adversely affect the value of your notes.

You will not have any shareholder rights and will have no right to receive any securities represented by the Index.  Investing in your notes will not make you a holder of any of the securities represented by the Index.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any of these securities.

No company included in the Index will have any role or responsibilities with respect to the notes.  No company included in the Index will authorize or approve the notes, or be involved in any offering of the notes.  No Index company will have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Index or the notes.  No Index company will receive any of the proceeds from any offering of the notes.  No company included in the Index will be responsible for, or participate in, the determination or calculation of the amounts receivable by holders of the notes.

Purchases and sales by us and our affiliates may affect your return.  We and our affiliates may from time to time buy or sell the components of the Index, or futures or options contracts on the Index or its components for our own accounts for business reasons.  We also expect to enter into these transactions in connection with hedging our obligations under the notes.  These transactions could affect the level of the Index in a manner that could be adverse to your investment in the notes.  Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase the level of the Index.  Consequently, the level of the Index may change subsequent to the pricing date, affecting the market value of the notes.

We do not control any company included in the Index and are not responsible for any disclosure made by any Index company.  Neither we nor any of our affiliates, including the selling agent, have the ability to control the actions of any company included in the Index or assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies.  In addition, neither we nor any of our affiliates are responsible for the calculation of the Index.  You should make your own investigation into the Index and the companies represented by its constituent stocks.  See the section below entitled “The Index” for additional information about the Index.

Our business activities relating to the companies represented by the Index may create conflicts of interest with you.  We and our affiliates, including the selling agent, at the time of this offering of the notes or in the future, may engage in business with the Index companies, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates and their competitors.  In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties.  One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities may affect the market value of the notes.  We, or any of our affiliates, do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities included in the Index.  Any prospective purchaser of the notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the notes.  The composition of the Index does not reflect any investment recommendations from us or our affiliates.

The historical performance of the Index is not an indication of future performance.  In the past, the Index has experienced significant fluctuations.  The historical performance of the Index is not to be taken as an indication of its future performance during the term of the notes.  Changes in the level of the Index will affect the trading price of the notes, but it is impossible to predict whether its level will rise or fall.  There can be no assurance that the level of the Index will exceed the Coupon Barrier or the Trigger Level at any time during the term of the notes.

SPECIFIC TERMS OF THE NOTES

The notes are part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series B” issued under the senior debt indenture, as amended and supplemented from time to time.  The senior debt indenture is described more fully in the accompanying prospectus supplement and prospectus.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities We May Offer” in the prospectus.  These documents should be read in connection with this pricing supplement.  Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Contingent Coupon

The notes will pay the Contingent Coupon during their term on each Coupon Payment Date if the closing level of the Index is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, if the closing level of the Index is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the applicable Contingent Coupon.

The Contingent Coupon payments on the notes are not guaranteed. We will not pay you the Contingent Coupon for any Observation Date on which the closing level of the Index is less than the Coupon Barrier.

The Contingent Coupon, if payable, will be payable to holders of record on the third business day before each Coupon Payment Date; however, any final Contingent Coupon will be paid to the person entitled to receive the Payment at Maturity.

If any Coupon Payment Date occurs on a date that is not a business day, any applicable Contingent Coupon will be paid on the next following business day, and no interest will be required to be paid as a result of that postponement.

Payment at Maturity

We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Level of the Index, determined on the final Observation Date, and calculated as follows:

•	If the Final Level is greater than or equal to the Trigger Level on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•
If the Final Level is less than the Trigger Level on the final Observation Date, the Payment at Maturity will be less than the principal amount and you will not receive the relevant Contingent Coupon, resulting in a loss that is proportionate to the decrease in the level of the Index from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Index Return)

The Index Return will be calculated as follows (and expressed as a percentage):

Final Level – Initial Level
Initial Level

The repayment of your principal amount is not guaranteed. If the level of the Index decreases, you may lose some or all of your investment. Specifically, if the Final Level is below the Trigger Level on the final Observation Date, you will lose 1% (or a fraction thereof) of your principal amount for each 1% (or a fraction thereof) decrease in the level of the Index below the Initial Level. Accordingly, if the Final Level is below the Trigger Level on the final Observation Date, you may lose up to 100% of your principal amount.

If the maturity date falls on a day that is not a business day, the Payment at Maturity will be made on the next following business day, and no additional interest will accrue as a result of that postponement.

Postponement of Observation Date

If any Observation Date occurs on a date that is not a trading day, or if a Market Disruption Event (as defined below) occurs on an Observation Date, that Observation Date will be postponed to the next trading day on which no Market Disruption Event occurs or is continuing.  However, in no event will any Observation Date be postponed by more than five scheduled trading days.  If an Observation Date is postponed to the last possible day, and a Market Disruption Event occurs on that day, the calculation agent will determine the closing level of the Index on that day in any manner in which it determines to be commercially reasonable.

If any Observation Date is postponed in the manner contemplated by the preceding paragraph, the related Coupon Payment Date (or if applicable, the maturity date) will be postponed by the same number of business days.

“Trading day” is any day, as determined by the calculation agent, on which trading is generally conducted on the primary market on which the securities included in the Index are listed for trading.

Market Disruption Events

A “Market Disruption Event” means any event, circumstance or cause relating to the Index which the calculation agent determines has or will have a material adverse effect on our ability to perform our obligations under the notes or to hedge our position in respect of our obligations to make payment of amounts owing thereunder and more specifically includes the following events:

•	a suspension, absence or limitation of trading in Index components constituting 20% or more, by weight, of the Index;

•	a suspension, absence or limitation of trading in futures or options contracts relating to the Index on their respective markets;

•
any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, Index components constituting 20% or more, by weight, of the Index, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the Index on their respective markets;

•
the closure on any day of the primary market for futures or options contracts relating to the Index or Index components constituting 20% or more, by weight, of the Index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary markets for Index components constituting 20% or more, by weight, of the Index or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on the Index are traded, fails to open for trading during its regular trading session; or

•
any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Unavailability of the Index

If S&P discontinues publication of the Index, and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then the calculation agent will substitute the successor index as calculated by S&P or any other entity in order to calculate the applicable closing level of the Index.  If at any time S&P makes a material change in the formula for or the method of calculating the Index, or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the Index closing level is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of the level of the Index as if those changes or modifications had not been made, and calculate the Index closing level, as so adjusted.  Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If S&P discontinues publication of the Index, and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and to us, the calculation agent will substitute the successor index as calculated by S&P or any other entity in order to calculate the applicable Index closing level.

Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

If a successor index is selected by the calculation agent, that successor index will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists with respect to that index.

If S&P discontinues publication of the Index and the calculation agent determines, in its sole discretion, that no successor index is available in order to calculate the applicable Index closing level, then the calculation agent will determine the applicable Index closing level in accordance with the formula for and method of calculating the Index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing level (or, if trading in the relevant underlying securities or components of the Index have been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each security or component most recently comprising the Index.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the level of the Index, whether each Contingent Coupon is payable, the Payment at Maturity, Market Disruption Events, adjustments and discontinuance of the Index, trading days, and business days.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, BMOCM, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds.  We will make payments of the principal amount and each Coupon Payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the senior debt indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities We May Offer—Modification and Waiver of the Debt Securities— Events of Default” in the accompanying prospectus.  Upon an event of default, you will be entitled to receive the Payment at Maturity, calculated as if the date of acceleration was the final Observation Date.  You will also receive a final Contingent Coupon if the level of the Index exceeds the Coupon Barrier on that date.  In case of an event of default, the notes will not bear a default interest rate.

Modified Business Day

                In the event an interest payment date falls on a day other than a business day, interest will be paid on the next succeeding business day, and no interest on such payment shall accrue for the period from and after that interest payment date to that next succeeding business day.

Listing

The notes will not be listed on any securities exchange.

THE INDEX

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 9, 2012, 400 companies included in the Index traded on the New York Stock Exchange, and 100 companies included in the Index traded on The NASDAQ Stock Market. On April 9, 2012, the average market capitalization of the companies included in the Index was $24.98 billion. As of that date, the largest component of the Index had a market capitalization of $593.20 billion, and the smallest component of the Index had a market capitalization of $1.07 billion.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Index, with the approximate percentage of the market capitalization of the Index included in each group as of April 9, 2012 indicated in parentheses: Consumer Discretionary (11.08%); Consumer Staples (10.86%); Energy (11.11%); Financials (14.72%); Health Care (11.38%); Industrials (10.45%); Information Technology (20.80%); Materials (3.42%); Telecommunication Services (2.77%); and Utilities (3.40%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the Index, in connection with certain securities, including the notes. The Index is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index (the “Index”) to track general stock market performance. S&P's and its third party licensors’ only relationship to Bank of Montreal is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index, which is determined, composed and calculated by S&P or its third party licensors without regard to us or the notes.  S&P and its third party licensors have no obligation to take the needs of Bank of Montreal or the owners of the notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NONE OF S&P, ITS AFFILIATES, OR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500®" are trademarks of Standard & Poor's and have been licensed for use by Bank of Montreal. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

Historical Performance of the Index

The following table sets forth the quarter-end high and low closing levels for the Index from the first quarter of 2008.

The historical levels of the Index are provided for informational purposes only.  You should not take the historical levels of the Index as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Index

		High	Low

2008	First Quarter	1,447.16	1,273.37
	Second Quarter	1,426.63	1,278.38
	Third Quarter	1,305.32	1,106.39
	Fourth Quarter	1,161.06	752.44

2009	First Quarter	934.70	676.53
	Second Quarter	946.21	811.08
	Third Quarter	1,071.66	879.13
	Fourth Quarter	1,127.78	1,025.21

2010	First Quarter	1,174.17	1,056.74
	Second Quarter	1,217.28	1,030.71
	Third Quarter	1,148.67	1,022.58
	Fourth Quarter	1,259.78	1,137.03

2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter	1,285.09	1,099.23

2012	First Quarter	1,416.51	1,277.06
2012	Second Quarter (through April 9, 2012)	1,419.04	1,382.20

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.”  In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index.  In addition, from time to time, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the notes and perhaps in connection with other notes we issue, some of which may have returns linked the Index.  Consequently, with regard to your notes, from time to time, we or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the Index, and/or

•	may take short positions in securities of the kind described above—i.e., we or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

 In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to the Index.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes on any interest payment date.  See “Risk Factors—Our hedging activities may affect your return and the market value of the notes” above for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the selling agent for this offering.  In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.  The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-31 of the accompanying prospectus supplement.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes.  You should make your own investment decision regarding the notes after consulting with your legal, tax and other advisors.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Index would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Index were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Index and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Index for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Contingent Coupon is uncertain, we intend to take the position, and the following discussion assumes, that such Contingent Coupon (including any coupon paid on or with respect to the maturity date) constitutes taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Contingent Coupon, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the Contingent Coupons, if any, paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

 The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any Contingent Coupons, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any Contingent Coupons and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the coupons under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the Contingent Coupons for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any Contingent Coupon which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under recently proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. The withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of notes or any interest therein will be deemed to have represented by its purchase and holding of notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles.  This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.